Exhibit (a)(1)(iv)

Offer by

Each of

Eaton Vance California Municipal Bond Fund II

Eaton Vance Massachusetts Municipal Bond Fund

Eaton Vance Michigan Municipal Bond Fund

Eaton Vance Municipal Bond Fund II

Eaton Vance New Jersey Municipal Bond Fund

Eaton Vance New York Municipal Bond Fund II

Eaton Vance Ohio Municipal Bond Fund

and

Eaton Vance Pennsylvania Municipal Bond Fund

(each, a “Fund”)

to Purchase for Cash

Up To 100% of Its Outstanding Preferred Shares

(Designated Auction Preferred Shares, Series A and Series B, as applicable)

________________

October 22, 2015

To Brokers, Dealers, Commercial Banks,

Trust Companies and Other Nominees:

We have been appointed to act as Information Agent in connection with an offer by each Fund, each a Massachusetts business trust, to purchase for cash up to 100% of its outstanding preferred shares of beneficial interest, par value $0.01 per share and liquidation preference of $25,000 per share, designated Auction Preferred Shares, Series A (with respect to each Fund) and Series B (with respect to Eaton Vance Municipal Bond Fund II) (the “Preferred Shares”), upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 22, 2015 and each Fund’s related Letter of Transmittal (which together, with respect to a Fund, constitute the “Offer” and, collectively, the “Offers”).  The price to be paid for each Fund’s Preferred Shares is an amount per share, net to the seller in cash, equal to 95.5% of the liquidation preference per share (or $23,875 per share), plus any unpaid dividends accrued up to December 11, 2015, or such later date to which the Fund’s Offer is extended.

We are asking you to contact your clients for whom you hold a Fund’s Preferred Shares registered in your name (or in the name of your nominee) or who hold a Fund’s Preferred Shares registered in their own names.  Please bring the Offer(s) to their attention as promptly as possible.

For your information and for forwarding to your clients, we are enclosing the following documents:

1.

The Offer to Purchase dated October 22, 2015;

2.

Letter(s) of Transmittal for your use and for the information of your clients, including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9, which provides information relating to backup federal income tax withholding;

3.

Notice of Guaranteed Delivery to be used to accept an Offer if the Preferred Shares and all other required documents cannot be delivered to the Depositary by the Expiration Date (as defined in the Offer to Purchase); and

4.

A form of letter which may be sent to your clients for whose accounts you hold a Fund’s Preferred Shares registered in your name (or in the name of your nominee), with space provided for obtaining such clients’ instructions with regard to the Offer(s).

EACH FUND’S OFFER AND WITHDRAWAL RIGHTS EXPIRE AT 5:00 P.M., EASTERN STANDARD TIME, ON WEDNESDAY, DECEMBER 2, 2015, UNLESS THE OFFER IS EXTENDED.

Each Offer is not being made to, and a Fund will not accept tenders from, holders of Preferred Shares in any jurisdiction in which the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction.

Each Offer is conditioned upon the Fund’s issuance of new preferred shares with an aggregate liquidation preference at least equal to the aggregate liquidation preference of Preferred Shares accepted in the Offer, and certain other conditions as described in the Offer to Purchase.  If a Fund does not complete the issuance of the New Preferred Shares, any Preferred Shares Tendered will not be accepted by the Fund and will be returned to holders.

No Fund will pay any fees or commissions to any broker, dealer or other person (other than the Information Agent or the Depositary as described in the Offer to Purchase) for soliciting tenders of Preferred Shares pursuant to an Offer.  Each Fund will, however, upon request, reimburse you for reasonable and necessary costs and expenses incurred by you in forwarding any of the enclosed materials to your clients.  Each Fund will pay all stock transfer taxes applicable to its purchase of Preferred Shares pursuant to an Offer, except as otherwise provided in the Offer to Purchase.  However, backup withholding may be required unless either an exemption is proved or the required taxpayer identification information and certifications are provided.  See Section 4, “Procedures for Tendering Preferred Shares,” of the Offer to Purchase.

In order to accept an Offer, an Agent’s Message (as defined in the Offer to Purchase), and any other required documents, must be sent to the Depositary no later than 5:00 p.m., Eastern Standard time, on Wednesday, December 2, 2015.

In order to facilitate an Offer and any auctions for Preferred Shares that may remain outstanding after the Offer is completed, when you tender Preferred Shares on behalf of your clients you will need to provide additional contact information for your Auction Department and/or the Broker-Dealer who submits auction instructions for the Preferred Shares on your behalf.  Should you be unable to provide this contact information, each Fund, in its sole discretion, may waive this requirement.  Please contact AST Fund Solutions LLC, the Information Agent for Offer, toll free at (866) 207-2356 with any questions.

No recommendation to any holder of Preferred Shares is made by a Fund, its Board of Trustees or Eaton Vance Management, investment adviser to each Fund, as to whether to tender or refrain from tendering Preferred Shares in an Offer.

Any inquiries you may have with respect to an Offer should be addressed to, and additional copies of the enclosed materials may be obtained from, the Information Agent at the addresses and telephone number set forth on the back cover of the Offer to Purchase.

Very truly yours,

AST Fund Solutions LLC

NOTHING CONTAINED HEREIN OR IN THE ENCLOSED DOCUMENTS SHALL CONSTITUTE YOU THE AGENT OF ANY FUND, THE INFORMATION AGENT OR THE DEPOSITARY, OR AUTHORIZE YOU OR ANY OTHER PERSON TO USE ANY DOCUMENT OR MAKE ANY STATEMENT ON BEHALF OF ANY OF THEM IN CONNECTION WITH THE OFFER OTHER THAN THE MATERIALS ENCLOSED HEREWITH AND THE STATEMENTS SPECIFICALLY SET FORTH IN SUCH MATERIALS.

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